Goodwin Procter llp 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

April 27, 2021

VIA EDGAR

Office of Life Sciences
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: David Gessert and Jeffrey Gabor

Re:	Vaccitech plc Amendment No. 1 to Registration Statement on Form S-1 Filed April 26, 2021 File No. 333-255158

Dear Messrs. Gessert and Gabor:

On behalf of our client, Vaccitech plc (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s amended Registration Statement on Form S-1 filed on April 26, 2021, originally filed on April 9, 2021 (the “Registration Statement”) contained in the Staff’s letter April 26, 2021 (the “Comment Letter”). The Company is also concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.  We have included page numbers to refer to the location in Amendment No. 2 filed herewith where the revised language addressing a particular comment appears.  Capitalized terms used but not defined herein are used herein as defined in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1 filed April 26, 2021

Use of Proceeds, page 95

1.	Please expand to disclose how far the proceeds from the offering will allow you to proceed with the continued development of each of your identified programs.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 95 of Amendment No. 2 in response to the Staff’s comment.

Financial Statements

Note 16. Subsequent Events, page F-30

2.	We note the added disclosure that it is anticipated that on April 29, 2021, in conjunction with its proposed initial public offering and pursuant to the terms of its articles of association, all of the Vaccitech plc Series A Shares and the Vaccitech plc Series B Shares will be converted into ordinary shares and deferred B shares of Vaccitech plc. On the same date, Vaccitech plc will thereafter effect a 309-for-1 stock split of Vaccitech plc’s ordinary shares. Please clarify if the historical financial statements and auditor's opinion will be updated prior to effectiveness to reflect the forward stock split and tell us how your intended presentation complies with SAB Topic 4C.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the 309-for-one forward stock split of its ordinary and preferred shares will occur after the effectiveness of the Registration Statement but immediately prior to closing of the Company’s initial public offering. As a result, SAB Topic 4C’s requirement to retroactively effect in the balance sheet changes in capital structure is not applicable to the historical consolidated financial statements of Vaccitech (UK) Limited. The Company respectfully advises the Staff that it has revised Note 16 of the historical consolidated financial statements of Vaccitech (UK) Limited to add an unaudited section (c) to reflect the impact of the stock split that will occur immediately prior to closing of the closing of the Company's initial public offering.

The Company further respectfully advises the Staff that it has updated its disclosure on pages 2, 13, 14, 105 and F-31 of Amendment No. 2 to clarify that the forward stock split will occur immediately prior to closing of the initial public offering.

****

If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1393.

Sincerely,

/s/ Robert E. Puopolo
Robert E. Puopolo, Esq.

cc: William Enright, Vaccitech plc